SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-T/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
ONYX SOFTWARE CORPORATION
(Name of Subject Company (Issuer))
CDC CORPORATION
CDC SOFTWARE ACQUISITION CORP.
(Name of Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)
Mr. Peter Yip
Chief Executive Officer
c/o CDC Corporation Limited
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
011-852-2893-8200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
Copies to:

Stephen M. Wiseman	William G. Roche
King & Spalding LLP	King & Spalding LLP
1185 Avenue of Americas	1180 Peachtree Street NE
New York, NY 10036	Atlanta, Georgia 30309
(212) 556-2100	(404) 572-4600
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$92,052,205	$9,850

*	Estimated for purposes of calculating the amount of the filing fee only. Transaction value derived by multiplying (i) 18,410,441, which is the difference between 18,573,970 (the number of shares of common stock, par value $0.01 per share (the “Shares”), of Onyx Software Corporation outstanding as of June 21, 2006), and 163,529 (the number of Shares owned by CDC Corporation and its affiliates on the date hereof) by (ii) $5.00 (the purchase price per Share offered by CDC Software Acquisition Corp.).

**	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,850	Filing Party:	CDC Corporation/CDC Software Acquisition Corp.

Form or Registration No.:	Schedule TO-T	Date Filed:	July 12, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 9, and Item 11
     This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the tender offer statement originally filed with the Securities and Exchange Commission on July 12, 2006 (as so amended and supplemented, the “Schedule TO”) by CDC Corporation, a Cayman Islands corporation (“CDC”) and CDC Software Acquisition Corp., a Washington corporation and a wholly owned subsidiary of CDC (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, between Onyx Software Corporation, a Washington corporation (“Onyx”), and Mellon Investor Services, L.L.C. (collectively, the “Shares”), of Onyx, at a purchase price of $5.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.
     Item 11 of the Schedule TO, which incorporates the information contained in the Offer to Purchase is hereby amended by adding to the end of Section 11— “Contacts and Transactions with Onyx; Background of The Offer” of the Offer to Purchase the following:
     On Tuesday, July 25, 2006, CDC announced that it was withdrawing and terminating the Offer, and that no tenders of Shares will be accepted, and any Shares previously tendered will be returned. Following the execution of the confidentiality agreement on July 20, 2006, CDC and Onyx's advisors exchanged correspondence and engaged in several discussions regarding a potential negotiated transaction. Nonetheless, CDC and Purchaser terminated the Offer because: (i) Onyx’s July 17, 2006 announcement of its preliminary financial results for the quarter ended June 30, 2006, as well as the statements by M2M in Amendment No. 1 to Onyx’s Solicitation/Recommendation Statement on Schedule 14D-9 that it believed, based on additional due diligence conducted after the execution of the Merger Agreement, that Onyx’s business and market value had deteriorated since the time of the execution of the Merger Agreement, constituted, in their reasonable judgment, changes having, or that are reasonably likely to result in, an Adverse Effect and a Diminution in Value that, in light of their inability to conduct due diligence, could not be waived; and (ii) they concluded, based upon discussions with advisors to Onyx and the conditions imposed by Onyx that there was a remote likelihood that the board of Onyx would take, before the Expiration Date, the actions necessary to satisfy the Rights Condition or the Board Condition. Accordingly, the Offer has been terminated pursuant to Section 14(i) and (ii)(c) of the Offer to Purchase. The full text of the press release issued on July 25, 2005 by CDC announcing the termination of the Offer is filed as Exhibit (a)(5)(vii) and is incorporated herein by reference.

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(vii)	Press Release dated July 25, 2006
(a)(5)(viii)	Form of Letter to Shareholders dated July 25, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 25, 2006

CDC CORPORATION

/s/ C.J. Clough
Name: C.J. Clough
Title: Director

CDC SOFTWARE ACQUISITION CORP.

/s/ Verome Johnston
Name: Verome Johnston Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated July 12, 2006*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Form of Summary Advertisement dated July 12, 2006*
(a)(5)(i)	Press Release dated June 30, 2006*
(a)(5)(ii)	Press Release dated July 10, 2006*
(a)(5)(iii)	Press Release dated July 12, 2006*
(a)(5)(iv)	Press Release dated July 17, 2006*
(a)(5)(v)	Complaint for Declaratory and Injunctive Relief filed on July 17, 2006 in the Superior Court of Washington for King County.*
(a)(5)(vi)	Press Release dated July 18, 2006*
(a)(5)(vii)	Press Release dated July 25, 2006
(a)(5)(viii)	Form of Letter to Shareholders dated July 25, 2006

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.